1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:______.)

TSMC Common Share Ex-dividend Date July 16th
Dividends include a cash dividend of NT$3.02507290 for each common share and a stock distribution of 5.04178823 shares per 1,000 common shares
Hsinchu, Taiwan, R.O.C. — July 1, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that the ex-dividend date for TSMC common shares shall be July 16, 2008. The dividends include a cash dividend of NT$3.02507290 for each common share and a stock distribution of 5.04178823 shares per 1,000 common shares.
The above-mentioned dividend was calculated based on the total amount of profits to be distributed and capital surplus to be capitalized, as approved by the Company’s shareholder meeting on June 13, 2008, and the actual number of common shares outstanding on the record date for said dividend distribution. As a result of the employee stock options exercised and TSMC share buy back between the day the Company’s board proposed said dividend distribution, and the record date of the distribution, the total number of outstanding common shares has decreased slightly, resulting in a miniscule difference in the per-share dividends from the per-share amount proposed by the Company’s board on February 19, 2008.

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 1, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer